www.linkedin.com/in/chad-harman
(LinkedIn)

Top Skills

Management
Public Speaking
Data Analysis

Chad Harman

CEO at Psycheceutical, Inc. - $BWVI
Montgomery, Texas, United States

Summary

As the CEO of Psycheceutical Bioscience, Inc., I'm on a mission to advance next-generation technologies to provide the safe and effective delivery of psychedelic pharmaceutical medicines that can be used across the mental health treatment spectrum.

I've been at the forefront of promoting alternative medicines such as psychedelics and cannabis to help treat diseases where traditional pharmaceuticals have failed. As research advances, we're realizing that these medicines can have a significant impact to not only revolutionize healthcare treatment, but also to kick off a one-in-a-generation industry with huge potential returns for investors. By specifically designing these delivery technologies to be administered through telehealth or at home, we can greatly lower the cost of care for each patient, ensuring that these life-saving treatments are cheap and available to anyone suffering from mental health disorders or central nervous system diseases.

As a 25-year cannabis, healthcare, and biotech executive, I possess truly unique leadership across operations, technology, manufacturing, finance, and product/drug development. I'm a highly ambitious and results-centric leader focused on developing corporate growth and execution strategies to maximize efficiency and profitability. Previously, I held the CEO position of True Lab, am a current partner at Artis Intel, and a board member of Ainnova Tech.

Additionally, I have been publicly recognized for my work, cited in high-level outlets such as Forbes and Benzinga as well as cannabis-specific publications such as High Times. I've also been featured on numerous podcasts to share my experience and thoughts on the mental health crisis and the potential of psychedelics as a solution.

———

Experience

Psycheceutical
Chief Executive Officer
February 2021 - Present (2 years 8 months)
Fort Lauderdale, Florida, United States

Psycheceutical Bioscience, Inc. (OTC: BWVI) is developing cutting-edge technologies to advance the safe and effective delivery of psychedelic pharmaceutical medicines.

Powered by a team of FDA drug development veterans, biotechnology experts, and top neuroscientists, Psycheceutical is on a mission to commercialize its precision dosing technologies to provide affordable, life-saving treatments to anyone suffering from mental health disorders or central nervous system diseases.

Learn more at Psycheceutical.com.

Ainnova Tech
Member Board Of Directors
January 2022 - Present (1 year 9 months)
Costa Rica

Artis IQ
Partner
November 2020 - Present (2 years 11 months)
Amarillo, Texas, United States

Cannabis banking and point of sale software

For more information please visit artisintel.com

True Lab
CEO
November 2016 - May 2020 (3 years 7 months)
Greater Denver Area

· Developed business plan, executive summary, and financial proforma materials for organization's initial seed round of funding.
· Ability to make quick business decisions to meet ever changing industry demands.
· Provide strategic leadership supporting the organization.
· Natural leader in building, leading and inspiring the organization.
· Cultivated and maintained a positive and creative working environment.

· Developed the organization's go-to-market strategy.
· Developed the organization's sales/retention and creative marketing strategy.
· Identify and execute growth opportunities.
· Manage and maintain our organization's website and financial SaaS reporting software.
· Operational oversight of business operations, with an emphasis on quality, quantity, compliant, and growth driven execution.
· Consistently furthering our industry knowledge to identify growth opportunities to separate us from our competition and increase revenue.
· Develop, monitor, and adjust KPIs to consistently track organization's performance and efforts to identify opportunities and challenges.
· Develop and manage the organization's PNL, operating budgets, and forecasting with partners to perform periodic reviews to understand organization's progress towards revenue and growth initiatives against targets.
· Analyze market trends and perform competitor analysis to identify growth opportunities.
· Developed and managed the organization's compliance plan, which is in a highly regulated industry.

Harman and Associates
Principal
August 2015 - May 2019 (3 years 10 months)
Greater Denver Area

Wealth management strategist

Anthem, Inc.
12 years

DIRECTOR CHANGE MANAGEMENT
May 2013 - August 2015 (2 years 4 months)
Greater Denver Area

· Successfully consolidated 5 sales commission systems into 1; resulting in saving the Organization millions of dollars per year in license, operational, and administrative costs, as well as, increasing external broker satisfaction/ retention leading to an increase in sales from the previous year.
· Successfully integrated and developed API's to our consumer online shopping portal, rating and CRM systems resulting in operational efficiency, real-time reporting, lead scoring/routing, and increased sales.
· Successfully implemented CRM mobile interface for internal sales and desktop solution for our Call Center vendor.

· Accountable for identifying, planning, designing, and managing the organizations yearly key strategic project initiatives utilizing the OKR goal setting process.

· Managed to plan a yearly organizational budget of $10M

· Managed organization that lead multiple mid to large-scale program/project initiatives in a highly matrixed organization utilizing Microsoft Project Server and JIRA agile software.

· Delivered and met product integrity standards.

· Researched market trends and performed competitor analysis.

· Develop, monitor, and adjust KPIs to consistently track organization's performance and efforts to identify opportunities and challenges.

· Create, monitor and adjust reporting analytics for the executive leadership team.

· Responsible for hitting our performance to plan targets.

· Create, monitor and adjust reporting analytics for the executive leadership team.

· Communicated program/project status effectively and often to executive leadership.

· Initiated and implemented process improvement recommendations.

· Managed the Microsoft Project Server software for the organization.

· Adapted consistently to organizational changes or changes in product or technology direction.

· Coached, mentored and inspired associates.

· Cultivated and maintained a positive and creative working environment.

MANAGER SaaS CRM, DATABASE & REPORTING, MEDICARE SALES SUPPORT
September 2011 - May 2013 (1 year 9 months)
Greater Denver Area

• · Successfully consolidated 14 systems into 1 tool resulting in operational efficiency, increased reporting accuracy, and millions of dollars in savings per year.

· Operational oversight of business and IT professionals responsible for the planning, creating, testing, deploying and post-production support of software development and implementation in a fast-paced and ever-changing environment covering 14 states.

· Work in collaboration with senior executives, IT, and business unit leaders in setting the vision and strategy for the Siebel SaaS CRM Sales & Marketing tool.

· Managed to plan a yearly organizational budget of $4.3M.

· Responsible for hitting Sales & Retention targets.

· Researched market trends and performed competitor analysis.
· Develop, monitor, and adjust KPIs to consistently track organization's performance and efforts to identify opportunities and challenges.
· Responsible for hitting our performance to plan targets.
· Create, monitor and adjust reporting analytics for the executive leadership team.
· Delivered and met product integrity standards.
· Coached, mentored and inspired associates.

BUSINESS INFORMATION CONSULTANT SR, MEDICARE SALES SUPPORT
April 2011 - September 2011 (6 months)

· Establish and refine KPIs across business portfolio to provide visibility and insight into organizational performance and execution.
· Provided feedback and coaching to peers.
· Developed department policies and procedures.
· Formulated and executed plans to improve processes to increase efficiency and/or accuracy.
· Assist application analysts as needed to support the CRM system by developing business requirements, working with IT on root cause analysis, and leading projects.
· Create executive level PowerPoint presentations for meetings and/or projects.
· Create executive level PowerPoint presentations for meetings and/or projects.

BUSINESS INFORMATION CONSULTANT, COMMERCIAL SALES SUPPORT
July 2005 - April 2011 (5 years 10 months)

· Managed Sales and Marketing reporting analytics for 14 states.
· Developed the initial infrastructure, databases, reporting and dashboard requirements for the Siebel Sales and Marketing CRM analytics system for the Commercial line of business.
· Managed and developed Oracle Siebel OBIEE reports and dashboards for both the end user and executive management levels.
· Developed business requirements to identify system inefficiencies and enhancements.
· Created data integrity reports to achieve a high level of reporting accuracy and confidence of the tool amongst our end users and leadership.
· Extensive knowledge of Oracle Siebel OBIEE syntax to create complex reports related to forecasting, KPI's and sales performance.

· Facilitated on-going meetings with senior leadership and end users to identify areas of system and/or process improvements.
· Developed SOP's and facilitated training for the end users.
· Lead the development of business requirements on enhancement requests and projects submitted by the various sales and operations departments (Underwriting, Contracts, Sales, Marketing, Actuarial, Finance, Accounting, IT, Compliance, Legal).
· Managed multiple projects in a fast pace environment.
· Collaborate with operations area to come up with solutions to complex problems.
· Performed root cause analysis to identify system issues within the Saratoga and Saleforce.com CRM systems.

Fnancial Analyst Lead
September 2003 - July 2005 (1 year 11 months)
Greater Los Angeles Area

· Developed and managed multiple claims overpayment/avoidance projects for both the Commercial and Consumer business, which resulted in savings of $252.5 million dollars to the Organization.
· Responsible for analyzing and manipulating large and complex data sets to identify system issues.
· Work in collaboration with actuarial, finance, operations, IT, medical management, legal, compliance, and network relations to ensure successful completions of Avoidance projects.
· Prepare and present weekly project status reporting to all levels of management.
· Develop functional business requirements for various business projects identified in the Avoidance efforts.
· Create access and SQL databases to streamline workflows and create robust reporting packages.
· Developed training materials for new initiatives.

———

Education

University of Phoenix